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TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FA

*The information contained in this facsimile message is **legally privil** intended only for the individual or entity named below. If the reade intended recipient, please be notified that any dissemination, dist strictly prohibited. If you have received this fax in error, we would ...ifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To:	*The Toronto Stock Exchange* Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange* Attention: Richard Simonelli / Erin Newlin
Fax Number:	(212) 656-5071
To:	*Securities and Exchange Commission* Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Elizabeth McNamara, Corporate Secretarial Department
Date:	July 18, 2002 — Time: 09:35 MDT
Number of Pages (including Cover)	two (2)

Re: News Release

Please see the attached News Release scheduled to cross the wire immediately:

"Second Quarter 2002 Teleconference and Web Cast Advisory"

dlw 7/22

Disposition of Original:	
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Held on our File:	

If message is unclear or incomplete, please contact the operator:
Operator: Elizabeth McNamara Phone: (403) 920-7675

TransCanada

In business to deliver™

NewsRelease

Second Quarter 2002 Teleconference and Web Cast Advisory

CALGARY, Alberta – July 18, 2002 – (TSX:TRP) (NYSE:TRP) - TransCanada PipeLines Limited will release its second quarter 2002 financial results in the morning of Friday, July 26, 2002. Analysts, members of the media and other interested parties are invited to participate in a teleconference and audio web cast July 26, 2002 at 1 p.m. (Mountain) / 3 p.m. (Eastern) to discuss the second quarter 2002 financial results, general developments and issues concerning the company.

To participate, please call 1-800-387-6216 or 416-405-9328 (Toronto area). Please dial in 10 minutes prior to the start of the call. No passcode is required. A live audio web cast of the teleconference will also be available on TransCanada's web site (www.transcanada.com).

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, August 2, 2002. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 1219622. The web cast will be archived and available for replay.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is developing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

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Media Inquiries:	Glenn Herchak/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta	(403) 920-7917
	Debbie Persad	(403) 920-2588

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8121
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/18 10:29
USAGE T	00'49
PGS.	2
RESULT	OK